UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Allion Healthcare, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

019615103

(CUSIP Number)

Parallex LLC

27181 Barefoot Boulevard

Millsboro, DE  19966

Attention:  Raymond A. Mirra, Manager

(610) 356-1123

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019615103

1.	Names of Reporting Persons Parallex LLC 26-2058557

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,128,189

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,128,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,128,189 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 019615103

1.	Names of Reporting Persons Raymond A. Mirra, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,128,189

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,128,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,128,189 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Allion Healthcare, Inc., a Delaware corporation (the "Company").  The address of the principal executive offices of the Company is 1660 Walt Whitman Road, Suite 105, Melville, NY  11747.

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Parallex LLC is a Delaware limited liability company and its principal business is to hold investments, including the shares of the Company described herein.  Its principal office is located at 27181 Barefoot Boulevard, Millsboro, DE 19966.

Raymond A. Mirra, Jr. is an individual and a United States citizen, and his principal occupation is a private investor. His business address is 1974 Sproul Road, Suite 204, Broomall, PA 19002.

None of the foregoing entities or individuals have, during the past five years: (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction for which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration

On April 4, 2008, pursuant to an Agreement and Plan of Merger dated March 13, 2008, by and among the Company, Biomed Healthcare, Inc., Biomed America, Inc. and Parallex LLC, the Company acquired 100% of the issued and outstanding shares of common stock of Biomed America, Inc. through the merger of Biomed America, Inc. into Biomed Health Care, Inc. (the “Merger”).  Pursuant to the Merger, Parallex LLC acquired 2,128,189 shares of Common Stock of the Company and 4,042,810 shares of the Company’s Series A-1 Convertible Preferred Stock.

Item 4.	Purpose of Transaction

The shares of Common Stock were acquired for investment purposes only.  All of the former stockholders of Biomed America, Inc., including Parallex LLC, have the right, as a group, to nominate two of the six members of the Company’s Board of Directors in connection with the Company’s annual meetings of stockholders for the calendar years ending December 31, 2008, 2009 and 2010 (unless the former Biomed America, Inc. stockholders fail to hold in the aggregate at least 15% of the Common Stock of the Company on an as converted basis), subject to meeting director independence requirements and receiving the approval of the Company’s nominating and corporate governance committee and a majority of the other members of the Company’s Board of Directors.

Item 5.	Interest in Securities of the Issuer

(a) This filing relates to 2,128,189 shares of Common Stock of the Company held by Parellex LLC representing 11.0% of the issued and outstanding shares of Common Stock.  As sole owner and manager of Parallex LLC, Raymond A. Mirra, Jr., may be deemed the beneficial holder of the 2,128,189 shares of Common Stock held by Parallex LLC.  Shauna Mirra, as Custodian for Devinne Peterson, a minor, holds 4,030 shares of Common Stock of the Company and 7,656 shares of Series A-1 Convertible Preferred Stock of the Company.  These shares were received in the Merger.  Shauna Mirra is the spouse of Raymond A. Mirra, Jr.  Neither Parallex

LLC nor Mr. Mirra have the power to vote or dispose of such shares and each disclaims beneficial ownership of such shares.

(b) Parallex LLC has the power to vote and dispose of all of the shares of Common Stock held by Parallex LLC.  Mr. Mirra in his capacity as the sole manager of Parallex LLC may be deemed to have shared power to vote or dispose of the shares of Common Stock held by Parallex LLC.

(c) See Item 3.
(d) No other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares which are the subject of this filing.
(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Company and each of the former stockholders of Biomed America, Inc. have entered into an agreement (the “Stockholders’ Agreement”) that grants certain demand and piggyback registration rights with respect to resales of the shares of the Company’s Common Stock issued in the Merger and the shares of Common Stock into which the Series A-1 Preferred Stock of the Company may convert.  Pursuant to the Stockholders’ Agreement and in connection with the Company’s annual meeting of stockholders to be held during the calendar years ending December 31, 2008, 2009 and 2010 (unless the former stockholders of Biomed America, Inc. fail to hold in the aggregate at least 15% of the Common Stock on an as-converted basis), the former stockholders of Biomed America, Inc. as a group will have the right to nominate two of the six members of the Board of Directors of the Company, subject to meeting director independence requirements and receiving the approval of the Company’s nominating and corporate governance committee and a majority of the other members of the Board of Directors of the Company.  The Stockholders’ Agreement also includes certain restrictions on the transfer of capital stock of the former stockholders of Biomed America, Inc. and a five-year standstill provision (subject to the former stockholders of Biomed America, Inc. holding at least 10% of the Common Stock of the Company on an as-converted basis) applicable to Parallex LLC and any assignee of Parallex LLC.

Item 7.	Material to be Filed as Exhibits

Exhibit

99.1

Agreement and Plan of Merger dated March 13, 2008, by and among Allion Healthcare, Inc. Biomed Healthcare, Inc., Biomed America, Inc. and Parallex LLC (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Allion Healthcare, Inc. on March 19, 2008).

99.2	Stockholder’s Agreement (incorporated by reference to Exhibit 3.1 of the Form 8-K filed by Allion Healthcare, Inc. on March 19, 2008).
99.3	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2008
(Date)

PARALLEX LLC

By:	/s/ Raymond A. Mirra, Jr.,
(Signature)

Raymond A. Mirra, Jr., Manager
(Name and Title)

April 10, 2008
(Date)

/s/ Raymond A. Mirra, Jr.
Signature

Raymond A. Mirra, Jr.
(Name and Title)